November 7, 2016

EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PARETEUM CORPORATION

(Formerly Known As Elephant Talk Communications Corp.

Registration Statement on Form S-3

Filed September 9, 2016

File No. 333-213575

Ladies and Gentlemen:

Pareteum Corporation hereby requests withdrawal of its request for the acceleration of effectiveness of the above-referenced registration statement set forth in the Company’s letter dated November 3, 2016.

PARETEUM CORPORATION

By: /s/ Robert H. Turner

Name: Robert H. Turner

Title: Executive Chairman an & Principal Executive Officer